ABX 12/2

[redacted]

09042678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 022752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

David A. Noyes & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 South LaSalle Street
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Art Harmon (312)782-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 12/16

OATH OR AFFIRMATION

I, **John Bouckaert**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **David A. Noyes & Company**, as of **September 30, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

NOV-12, 2009

OFFICIAL SEAL
MARTIN TORRES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/24/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David A. Noyes & Company

Statement of Financial Condition Report
September 30, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
David A. Noyes & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the Company) as of September 30, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of David A. Noyes & Company as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 25, 2009

David A. Noyes & Company

Statement of Financial Condition
September 30, 2009

Assets	
Cash	$ 232,645
Receivable from clearing broker-dealer	1,717,811
Securities owned, at fair value	3,293,753
Employee receivables	773,616
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $114,216	145,976
Other assets	138,109
Total assets	$ 6,301,910
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 2,702,070
Total liabilities	2,702,070
Commitments and Contingent Liabilities (Note 6)	
Stockholders' Equity	
Common stock, no par value; authorized 300,000 shares; issued and outstanding 67,901 shares	4,098,401
Accumulated deficit	(498,561)
Total stockholders' equity	3,599,840
Total liabilities and stockholders' equity	$ 6,301,910

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and the Financial Industry Regulatory Authority (FINRA), and a guaranteed introducing broker of R.J. O'Brien, a futures commission merchant. The Company is engaged in principal and agency transactions in securities and other related activities. The Company's customer securities and commodities transactions are cleared through another broker-dealer and a futures commission merchant on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,™* sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Effective October 1, 2008, the Company adopted ASC 820-10, *Fair Value Measurements,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Fair value of exchange-traded contracts is based upon exchange settlement prices. U.S. Government securities, Government-sponsored enterprises and corporate bonds are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 1 of the fair value hierarchy.

Investments in securities include a certificate of deposit with a maturity date, when purchased, of more than three months held at a reputable financial institution. These investments are stated at face value plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

Investments in common stock of an exchange are recorded at the most recent bid price. There is not an active market for the shares owned. Accordingly, such investments are classified as Level 3 in the fair value hierarchy.

Revenue recognition: Commission income and related clearing expenses are recorded on a trade-date basis. Principal transactions and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are recorded at fair value. Fee income results primarily from providing advisory services and is recognized as earned. Interest income and expense are recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Employee receivables: Employee receivables consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in installments proportional to their useful lives, which are generally three to five years.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized on accelerated methods over the estimated useful lives of the assets.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Subsequent events: The Company evaluated subsequent events through November 25, 2009, which represents the date that these financial statements were issued.

Recent accounting pronouncements: In July 2006, the FASB issued FASB ASC 740-10, *Income Taxes,* which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FASB ASC 740-10 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FASB ASC 740-10 in its 2010 annual financial statements. Prior to adoption, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB ASC 450-10, *Contingencies,* which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FASB ASC 740-10 on its financial position and results of operations and has not yet determined if the adoption will have a material effect on its financial statements.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events,* which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim and annual periods ending after June 15, 2009. The Company has adopted ASC 855-10 as of September 30, 2009.

Note 2. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of September 30, 2009:

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Certificates of deposits	$ -	$ 2,000,000	$ -	$ 2,000,000
Common stock	48,407	-	9,000	57,407
Corporate bonds	164,033	-	-	164,033
State and municipal government obligations	1,067,227	-	-	1,067,227
United States government bonds	5,086	-	-	5,086
	$ 1,284,753	$ 2,000,000	$ 9,000	$ 3,293,753

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Common Stock
Balance, October 1, 2008	$ 67,000
Realized and unrealized losses on investments:	
Change in unrealized depreciation on investments	(58,000)
Balance, September 30, 2009	$ 9,000

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at September 30, 2009, is comprised of the following:

Cash at clearing broker-dealer	$ 1,218,302
Fees and commissions receivable	249,509
Other	250,000
	$ 1,717,811

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at September 30, 2009, consist of:

Furniture and equipment	$ 96,981
Leasehold improvements	163,211
Accumulated depreciation and amortization	(114,216)
	$ 145,976

Note 5. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2020. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Years ending September 30:	
2010	$ 1,133,860
2011	1,149,584
2012	836,173
2013	722,843
2014	717,334
Thereafter	4,008,255
	$ 8,568,049

Note 6. Commitments and Contingent Liabilities (Continued)

The Company had received abatements of rent on its office facilities leases, which provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the lease. At September 30, 2009, approximately $1,325,000 is related to the aforementioned deferred rent and is included in accounts payable and accrued expenses in the statement of financial condition.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee being due the clearing firm.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements, except as follows; an allegation has been made against the Company which, as of the date of these financial statements, has not resulted in legal proceedings against the Company. In the opinion of management, the Company believes it has meritorious defenses against the allegation. The maximum exposure to liability is $1,900,000; however, management and the Company's legal counsel are unable to reasonably estimate the amount of liability which may be incurred if an adverse decision is rendered and therefore the Company has not recorded a contingent liability in the financial statements for this allegation.

The Company has a letter of credit for $2,000,000 to satisfy an office lease deposit requirement. This letter of credit is collateralized by certificates of deposit and matures on March 22, 2010.

Note 7. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer securities and commodity transactions are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreements, the Company is required to maintain a deposit with one of its clearing organizations.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 8. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under these rules, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. At September 30, 2009, the Company had net capital of $2,436,044 which was $2,186,044 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-022752 FINRA SEP
DAVID A NOYES & COMPANY
209 S LASALLE ST STE 1200
CHICAGO IL 60604-1203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Art Hagner (312) 782-0400

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 15436

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

12/31/08
Date Paid

C. Assessment balance due 15286

D. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 15286

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 15286

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

David A. Noyes & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of November, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1. 2009
and ending 7/30 . 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 9,706,575

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — 12795

Total additions — 9,719,370

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2908 513

(2) Revenues from commodity transactions. — 14 960

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 336 183

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 183837

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ 51,678

Enter the greater of line (i) or (ii) — 51678

Total deductions — 3 545 171

2d. SIPC Net Operating Revenues — $ 6 174 199

2e. General Assessment @ .0025 — $ 15436

(to page 1 but not less than $150 minimum)